November 30, 2017

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	INmune Bio Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, INmune Bio Inc. (the “Company”) we are submitting a draft registration statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial underwritten public offering of the Company’s common stock in an amount yet to be determined.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act because it had less than $1,000,000,000 in revenue in the year ended December 31, 2016 as reported in the Company’s audited financial statements included in the Registration Statement. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

The Company intends to make a formal filing of the Registration Statement at a later date, which in no event will be later than 21 days before the Company commences its road show.

If you have any questions, please contact the undersigned or David B. Manno, Esq. at (212) 930-9700.

Very truly yours,

/s/ Thomas Rose

Thomas Rose

cc: INmune Bio Inc.

1185 Avenue of the Americas | 37th Floor|New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 |
WWW.SRFKLLP.COM